August 5, 2008

Division of Corporation Finance
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:    Technical Industries & Energy, Corp.
Registration Statement on Form S-1
Filed April 24, 2008
File No. 333-150437

Dear Mr. Schwall:
We represent Technical Industries & Energy, Corp., (“TIE” or the “Company”).  We are in receipt of your letter dated May 23, 2008 regarding the above referenced filing and the following are our responses.

General

1.
Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Answer: The Company has made corresponding changes to all affected disclosure throughout the document.

2.	Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Answer:  The Company has revised the disclosure to include the current and updated disclosure with each amendment.

3.	Please update your filing to include financial statements through your quarter ended March 31, 2008 to comply with Rule 8-08 of Regulation S-X.

Answer:  The Company has revised the disclosure to include the updated filing to include financial statements through the quarter ended March 31, 2008 to comply with Rule 8-08 of Regulation S-X.

Cover Page

4.	Please tell us why you feel that your Primary Standard Classification Code is 8734 rather than 1389.

Answer:  The Company has revised the disclosure to include the reasoning as to why the Primary Standard Classification Code is 8734 rather than 1389.

5.	As filed, your Cover Page comes after your table of contents and summary. Please revise.

Answer:  The Company has revised the disclosure for the Cover Page to come before the table of contents and summary.

Risk Factors. page 3

6.
Tailor all of your risk factors to your business and your company. Currently, the risk factors, with the exception of the second risk factor, are generic and could apply to almost any manufacturing company.

Answer:  The Company has revised the disclosure tailor all of the risk factors to our business and company.

7.	Include a risk factor regarding the fact that Mr. Sfeir controls the vast majority of the voting stock of the Company. Indicate the percentage of shares he will hold before and after the offering.

Answer:  The Company has revised the disclosure to include the risk factor regarding the fact that Mr. Sfeir controls the vast majority of the voting stock of the company and indicates the percentage of shares he will hold before and after the offering.

8.	Include a risk factor regarding the current status of your capital resources and liquidity.

Answer:  The Company has revised the disclosure to include a risk factor regarding the current status of capital resources and liquidity.

Our Future Success is Dependent..., page 3

9.
Expand this risk factor to indicate that Mr. Sfeir is also the sole director of the Company. Further, please explain how you are only partially dependent on the performance and continued service of Mr. Sfeir as he is the sole director and officer of the Company.

Answer:  The Company has revised the disclosure to expand the risk factor to indicate that Mr. Sfeir is also the sold director of the company and explains how they are only partially dependent on the performance and continued service of Mr. Sfeir as he is the sole director and officer of the Company.

The Offering Price of the Shares was Arbitrarily Determined.... page 3

10.	Reconcile this risk factor with the disclosure under "Determination of Offering Price."

Answer:  The Company has revised the disclosure to reconcile this risk factor with the disclosure under “Determination of Offering Price.”

Description of Business. page 9

11.
We note that this section should be substantially expanded to provide more detail regarding your business. For example, provide a description of each of the services you provide, the seasonality of your business, your number of employees, any dependence on a single customer or a few customers, and the importance and duration of your patents. Describe what is meant by "non-destructive testing services," what makes these services "non-destructive" and why that is important. Please note that these are only examples and we may have more comments.

Answer:  The Company has revised the disclosure to substantially expand this section to provide more detail regarding the business.

12.	Explain the purpose for which the Company was founded and the Company and Mr. Sfeir's relationship with TII prior to the incorporation of the Company.

Answer:  The Company has revised the disclosure to explain the purpose for which the Company was founded and the Company and Mr. Sfeir’s relationship with TII prior to the incorporation of the Company.

13.
Provide third party objective support for your statement, "It is believed that TIE's ultrasonic systems have the largest diameter Oilfield Country Tubular Diameter pipe full length ultrasonic capability ("OD") inspection capabilities in the industry for seamless, ERW (Electric Resistant Welded), plain end and threaded pipe and the deepest penetration capability offered for wall thickness and defects measurements."

Answer:  The Company has included exhibits to provide the third party objective support for the statement, “It is believed that TIE’s ultrasonic systems have the largest diameter Oilfield Country Tubular Diameter pipe full length ultrasonic capability (“OD”) inspection capabilities in the industry for seamless, ERW (Electric Resistant Welded), plain end and threaded pipe, and the deepest penetration capability offered for wall thickness and defects measurements.”

14.	Explain how your proprietary systems are "exceptional" and how they detect defects where others cannot.

Answer:  The Company has revised the disclosure to explain how the proprietary systems are “exceptional” and how they detect defects where others cannot.

15.	Elaborate on the tests and use of your systems by major oil companies. Further, please provide detailed disclosure on which oil companies performed such tests and use your systems.

Answer:  The Company has revised the disclosure to elaborate on the tests and use of the systems by major oil companies and further provided detailed disclosure on which oil companies performed such tests and use the systems.

16.
Explain how the alliance that TIE formed with steel mills increased TII's revenues and profits. In general, please explain how the business of the TIE and TII works, for example, is TII an operating subsidiary? Also, file the document underlying that alliance as an exhibit to the registration statement.

Answer:  The Company has revised the disclosure to explain how the alliance that TIE formed with steel mills increased TII’s revenues and profits.  The Company has revised the disclosure to explain how the business of TIE and TII works and has filed the document underlying that alliance as an exhibit to the registration statement.

17.	Provide third party support for the statement that major oil companies including BP and Exxon Mobile "favor" the use of your depth scope.

Answer:  The Company has revised the disclosure to provide third party support for the statement that major oil companies including BP and Exxon Mobile “favor” the use of the depth scope.

18.	Indicate the percentage of sales represented by each of your "major" customers. In that regard, we note the reference in Note 11 on page F-15 to one customer who represents 63% of your total revenue.

Answer:  The Company has revised the disclosure to indicate the percentage of sales represented by each of the “major” customers.

Description of Property. page 8

19.
Please explain to us why you did not include information on TII's "large inspection facility" which, given your description in the previous paragraph, appears to be a materially important physical property. Further, on page 11, you discuss the creation of a new plant in Abbeville, Louisiana. Please provide a similar explanation for such plant.

Answer:  The Company has revised the disclosure to include discussion of TII’s “large inspect facility” and the new plant in Abbeville, Louisiana.

Consolidated Statements of Operations and Changes in Retained Earnings. page F-5

20.
Please revise your statements of operations to include depreciation expense attributable to your cost of revenues in your gross profit measures to comply with SAB Topic 11:B. Make similar changes to other affected areas of your document where gross profit measures are presented or discussed.

Answer:  The Company has revised the disclosure to include depreciation expense attributable to the cost of revenues in gross profit measures to comply with SAB Topic 11:B.

21.	Additionally, expand your statements of operations to include your earnings per share disclosures pursuant to SFAS 128.

Answer:  The Company has revised the disclosure to expand the statements of operations to include earnings per share disclosure pursuant to SFAS 128.

Notes to Consolidated Financial Statements. page F-8

22.
We note you present stock subscriptions in the amount of $72,000 in your stockholders' equity as of December 31, 2007. Please add a note to discuss the terms of these stock subscription arrangements., Further, please explain why you have classified cash flows related to these stock subscriptions as an investing activity on your consolidated statement of cash flows for the year ended December 31, 2007.

Answer:  The Company has revised the disclosure to discuss the terms of the stock subscriptions in the amount of $72,000 in the stockholders’ equity as of December 31, 2007 and to explain why we classified cash flows related to these stock subscriptions as an investing activity on the consolidated statement of cash flows for the year ended December 31, 2007.

Note 1 – Organization. page F-8

23.
We note you disclose that upon forming your company on November 29, 2006 in order to acquire and to take over the assets and business of Technical Industries, Inc. (TII), you issued 125 million common shares to American Interest, LLC in exchange for founder services rendered. You further disclose that the fair value of these services was considered immaterial and no amounts were recognized in the financial statements. Please tell us how you concluded the value of these services was essentially nil given the significant number of shares issued. It appears that at minimum the par value of these shares should be recorded.

Answer:  The Company has revised the disclosure to advise how we concluded that the value of these services was essentially nil given the significant number of shares issued.

Note 3 – Summary of Significant Accounting Policies. page F-9

24.
Please disclose your revenue recognition policy associated with each material type of sales transaction. Refer to SAB Topic 13:B for further guidance. In addition, given the significance of your property and equipment account balance, please disclose your policy for assessing long-lived assets for impairment.

Answer:  The Company has revised the disclosure to disclose the revenue recognition policy associated with each material type of sales transaction.

Recent Accounting Pronouncements. page F-11

25.
Please expand your disclosure to discuss how the adoption of FIN 48 impacted your financial statements. Additionally, expand your Note 9 to provide the disclosures required in paragraphs 20 through 24 of FIN 48.

Answer:  The Company has revised the disclosure to discuss how the adoption of FIN 48 impacted the financial statements and to provide the disclosures required in paragraphs 20 through 24 of FIN 48.

Note 8 – Capital Leases. page F-13

26.
We note you account and report certain equipment leases as capital leases. Please comply with paragraph 16(a)(ii) of SFAS 13 and disclose the future minimum lease payments in aggregate and for each of the five succeeding fiscal years.

Answer:  The Company has revised the disclosure to comply with paragraph 16(a)(ii) of SFAS 13 and disclose the future minimum lease payments in aggregate and for each of the five succeeding fiscal years.

Note 13 – Prior Period Adjustment. page F-15

27.	We note you have restated your financial statements to correct an error. Please expand your Note 13 to include all of the disclosures required in paragraph 26 of SFAS 154.

Answer:  The Company has revised the disclosure to expand Note 13 to include all of the disclosures required in paragraph 26 of SFAS 154.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 11

Plan of Operations. page 11

28.	Explain what you mean by having a "blue-chip" client base and how you have services that competitors cannot provide.

Answer:  The Company has revised the disclosure to explain what is meant by having a “blue-chip” client base and how we have services that competitors cannot provide.

29.
You indicate that you can increase revenue by expanding the Company's sales force. Include disclosure regarding the current status of the sales force. Further, include such discussion in your business section.

Answer:  The Company has revised the disclosure to include the current status of the sales force.

30.	Provide objective support for the statement your technology "recently helped BP and Baker Oil."

Answer:  The Company has revised the disclosure to provide objective support for the statement our technology “recently helped BP and Baker Oil.”

31.	Describe the types of businesses carried on by the three other businesses you are trying to purchase. Update the status of those transactions.

Answer:  The Company has revised the disclosure to describe the types of business carried on by the three other businesses we are trying to purchase and the status of those transactions.

Results of Operations. page 11

32.
Provide an explanatory paragraph explaining that the financial statements and operations discussed include the financial statements of TII prior to the SEA as described in Note 1 to the financial statements.

Answer:  The Company has revised the disclosure to provide an explanatory paragraph explaining that the financial statements and operations discussed include the financial statements of TII prior to the SEA as described in Note 1 to the financial statements.

33.	Address the following balance sheet items which showed significant changes in 2007 from 2006:

a. Trade receivables
b. Property and Equipment
c. Accounts Payable
d. Accrued Rent and
e. Accrued Liability for Capital Expenditures.

Answer:  The Company has revised the disclosure to address the balance sheet items which showed significant changes in 2007 from 2006.

Revenues. page 12

34.
Explain what your world wide accessible inventory tracking software does and include such a discussion in your business section. Further, you state that there was an 8.93% increase in 2007 in domestic oil and gas exploration, yet you do not appear to be in the exploration business. Please clarify that the increase in exploration leads to more customers utilizing your services.

Answer:  The Company has revised the disclosure to explain what our world wide accessible inventory tracking software does and includes a discussion in our business section.

Cost of Revenue and Gross Profit. page 12

35.	Explain why you have a cross reference to the Revenue section regarding your agreements with three oilfield pipe steel mills when there appears to be no discussion of these agreements in such section.

Answer:  The Company has revised the disclosure to explain why we have a cross reference to the Revenue section regarding our agreements with three oilfield pipe steel mills when there appears to be no discussion of these agreements.

Directors. Executive Officers. Promoters and Control Persons. page 14

36.	Reconcile Mr. Sfeir's titles here and on his signature block.

Answer:  The Company has revised the disclosure to reconcile Mr. Sfeir’s title here and on his signature block.

Transactions with Related Persons. Promoters and Certain Control Persons. page 15

37.	Include disclosure regarding the Stock Purchase and Share Exchange Agreement with Technical Industries, Inc. you entered into in January of 2007.

Answer:  The Company has revised the disclosure to include the Stock Purchase and Share Exchange Agreement with Technical Industries, Inc. we entered into in January of 2007.

Power of Attorney. page 11-5

38.	Please explain why you have a power of attorney for Mr. Sfeir to sign on his own behalf.

Answer:  The Company has revised the disclosure to explain why we have a power of attorney for Mr. Sfeir sign on his own behalf.

Exhibits

39.	File the agreement pursuant to which you sold the common stock to the selling shareholders on April 23, 2008 as an exhibit.

Answer:  The Company has revised the disclosure to file the agreement pursuant to which we sold the common stock to the selling shareholders on April 23, 2008 as an exhibit.

Exhibit 3.2. By-laws of the Company Article V. Section 1.

40.
We note the following language in this section, "The same person may hold any two or more offices, except that the offices of President and Secretary may not be held by the same person unless all the issued and outstanding stock of the Corporation is owned by one person, in which instance such person may hold all or any combination of offices." Please explain how you are in compliance with your by-laws given the fact that you do not disclose any officer other than Mr. Sfeir in your registration statement and your issued and outstanding stock is owned by more than one person. Further, if you are not in compliance with your by-laws, please explain the ramifications of such a circumstance.

Answer:  The Company has revised the disclosure to explain how we are in compliance with the by-laws given the fact that we do not disclose any officer other than Mr. Sfeir in the registration statement and the issued and outstanding stock is owned by more than one person.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
      Gregg E. Jaclin